

October 24, 2013

Via E-Mail
Terrence E. Winters, Ph.D.
Co-Chairman of the Board &
Chief Executive Officer
Vital Therapies, Inc.
15010 Avenue of Science, Suite 200
San Diego, CA 92128

 Re: **Vital Therapies, Inc.**
 Registration Statement on Form S-1
 Filed October 11, 2013
 File No. 333-191711

Dear Dr. Winters:

 We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

 Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

 After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Critical Accounting Policies and Significant Judgments and Estimates
Stock-based Compensation, page 50

1. Please refer to prior comment 1. We are deferring a final evaluation of stock compensation and other costs until your estimated offering price is specified. We may have further comments in this regard, when the amendment containing this information is filed. In your response, please update your confirmation that no new equity issuances, including future purchase rights, options and convertible preferred stock, have been issued subsequent to the latest balance sheet date.

Notes to the Financial Statements
7. Redeemable Convertible Preferred Stock
Future Purchase Rights, page F-25

2. Please refer to prior comment 2. Please provide us the following explanations regarding the information in your response and your disclosure on page F-28.

- Explain the basis for granting future purchase rights to investors in the senior preferred stock financings. In particular, explain why the number of future purchase rights granted on page F-28 does not equal the number of senior redeemable convertible preferred shares issued on page F-27.
- Explain the relationship between the common stock value for the future purchase rights granted on September 25, 2012 of $2.30 per share, as disclosed on page F-28, and the common stock fair value of $1.17 per share, as disclosed on page 52.

In addition, your disclosure appears to indicate that this table relates only to future purchase rights. However, the beneficial conversion amount of $306,000 for June 2013 includes $264,000 related to options granted to certain directors. Please revise your disclosure to clarify that the table includes the beneficial conversion amount for the options.

Please note that we are deferring a final evaluation of the future purchase rights and other costs until your estimated offering price is specified.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

Terrence E. Winters, Ph.D.
Vital Therapies, Inc.
October 24, 2013
Page 3

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Franklin Wyman at (202) 551-3660 or Mary Mast at (202) 551-3613 if you have questions regarding comments on the financial statements and related matters. Please contact Christina De Rosa at (202) 551-3577, Bryan Pitko at (202) 551-3203, or me at (202) 551-3715 with any other questions.

Sincerely,

/s/ Bryan J. Pitko for

Jeffrey P. Riedler
Assistant Director

cc: Via E-Mail
        Martin J. Waters
        Wilson Sonsini Goodrich & Rosati,
        Professional Corporation
        12235 El Camino Real, Suite 200
        San Diego, CA 92130-3002